Client One Securities, LLC
Statement Of Changes in Member's Equity
For the Year Ended December 31, 2015

Balance December 31, 2014	$ 640,447
Capital Contribution	100,000
Net loss	(132,063)
Balance December 31, 2015	$ 608,384

The accompanying notes are an integral part of these financial statements